UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Cementos Pacasmayo S.A.A. Announces Annual Dividend Payment

LIMA, Peru--(BUSINESS WIRE)--October 24, 2014--Cementos Pacasmayo S.A.A. (NYSE:CPAC; BVL:CPACASC1) (“the Company” or “Cementos Pacasmayo”) announced today that at a Board meeting held on October 23, 2014, the Company's Board of Directors approved a cash dividend of S/. 0.20 per common and investment share, which represents a total of S/. 116,392,920.60 related to retained earnings as of December 31, 2013, in accordance with what was authorized at the Annual Shareholder’s Meeting on March 25, 2014. This dividend represents 22.71% of the Company’s retained earnings as of December 31, 2013. Considering that each ADS represents five common shares, the cash dividend equivalent per ADS is S/. 1.00.

The dividend payment is higher than the average dividend payment from previous years due to certain extraordinary income obtained by the Company during this period, that is unrelated to the cement business.

The dividend will paid as follows:

COMMON SHARES: CPACASC1
Outstanding common shares: 531,461,479
Dividend per common share: S/. 0.20
Each ADS represents five common shares

INVESTMENT SHARES: CPACASI1
Outstanding Investment shares: 50,503,124
Dividend per common share: S/. 0.20

Ex-dividend Date: November 10, 2014
Record Date: November 13, 2014
Payment Date: November, 28, 2014

The ex-dividend date (November 10, 2014), record date (November 13, 2014) and payment date (November 28, 2014) are the same for common and investment shares traded on the Lima Stock Exchange as well as the ADS traded on the New York Stock Exchange.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a Peruvian cement company located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 56 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors/

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CONTACT:
In Lima:
Manuel Ferreyros, CFO
Claudia Bustamante, Head of IR
Cementos Pacasmayo Investor Relations
Tel: 511‐317‐6000 ext. 2165
cbustamante@cpsaa.com.pe
or
In New York:
Rafael Borja / Melanie Carpenter
i‐advize Corporate Communications, Inc.
Tel: (212) 406‐3693
cementospacasmayo@i-advize.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: October 24, 2014